LCA-Vision Inc. Corporate Headquarters	7840 Montgomery Road Cincinnati, Ohio 45236	Telephone 513-792-9292 Fax 513-792-5620

May 15, 2007
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
Washington, DC 20549

RE:	LCA-Vision Inc. Form 10-K for Fiscal Year Ended December 31, 2006 File No. 0-27610
Dear Mr. Rosenberg:
As a follow-up to our phone conversation, this letter addresses the points raised in that conversation. For ease of reference, we have reproduced your comments in bold face type, with our response following in regular type.
1.	The Company offers no acuity plans, one-year acuity plans and lifetime acuity plans. How is deferred revenue from each offering accounted for?

LCA-Vision offers laser vision correction on three laser platforms, Bausch & Lomb, VISX, and Alcon. Each laser platform has both traditional and custom treatments.

In the past, LCA has offered a low-price, no acuity plan on only one of the traditional laser treatments and has offered a one-year acuity plan and lifetime acuity plan for all laser options.

Under our restated financial results, deferred revenue as of December 31, 2006 is summarized below:
•	One-year acuity vs. no acuity for the one program offering both plans - $804,000 - with amortization beginning in the first year.

•	Lifetime acuity vs. no acuity for the one program offering both plans - $11,949,000 - with amortization beginning in the first year.

•	Lifetime acuity vs. one-year acuity for all other programs - $37,089,000 - with amortization beginning in the second year.

•	Total deferral - $49,842,000

Mr. Jim B. Rosenberg
Securities and Exchange Commission

Revenues from the sale of the separately priced extended warranty contracts are recognized over the contract period in proportion to those costs expected to be incurred in performing the enhancement procedures. For the one program that offers a no-acuity option, all revenue from the sale of the one-year and lifetime acuity programs is deferred. Recognition of revenue begins in the first year after initial surgery and continues to be recognized in proportion to the total costs expected to be incurred.
As noted above, the majority of our program offerings do not include a no-acuity option. For these programs, costs associated with the sale of the lifetime acuity program do not begin until the expiration of the one-year acuity program offered in the base price (i.e., the day after the patient’s one year surgical anniversary). Accordingly, the Company defers 100% of all revenues associated with the sale of the lifetime acuity program. We recognize these revenues over the period in which the future costs of performing the enhancement procedures are expected to be incurred (i.e., recognition of revenue begins one year after the initial surgery date and continues to be recognized in proportion to the total costs expected to be incurred).

2.	The restatement uses a seven-year amortization, generally beginning in the second year. What data supports this methodology?
LCA maintains an Oracle database of all patient activity. To determine the appropriate amortization methodology we selected all enhancement procedures done since January of 2000 and compared them to the original procedure date. The results over the most recent five years were very steady as shown in the following table.

	Percent of enhancements in year after initial procedures are performed
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Total

2000	92%	7%	1%	0%	0%	0%	0%	100%
2001	88%	10%	1%	0%	0%	0%	0%	100%
2002	79%	17%	3%	1%	0%	0%	0%	100%
2003	75%	15%	6%	3%	1%	0%	0%	100%
2004	76%	12%	3%	5%	2%	1%	0%	100%
2005	75%	12%	4%	2%	4%	2%	0%	100%
2006	75%	13%	4%	2%	2%	3%	1%	100%
As the table shows, the bulk of enhancements occur within a few years of the original procedure. While some visual regression can occur in some patients over time, most enhancements are refinements to patients that can be further improved with the enhancement. Multiple enhancements for the same patient are very uncommon and occur in less than 1% of our patients.
Since the cost for an enhancement is similar regardless of the laser platform, the number of procedures and cost for procedures results in a consistent run-off calculation. Our data provides sufficient experience to indicate that the costs associated with our extended acuity programs are incurred other than on a straight-line basis. Accordingly, FASB Technical Bulletin 90-1 requires

Mr. Jim B. Rosenberg
Securities and Exchange Commission

that the consideration received from the sale of the extended acuity programs be deferred and recognized over the contract period in proportion to the costs expected to be incurred. The historical data in the table above shows that warranty costs are not incurred on a straight line basis and most of the warranty costs are incurred within 2-3 years of the initial procedure. Amounts after the seventh year are di-minimus. Therefore, rather than recognizing deferred revenues straight-line over the contract period, we have restated our results to recognize deferred revenues over seven years using a sloping curve. We will continue to monitor the data and adjust the recognition pattern as needed.
The revenue recognition pattern, based on the data presented above, is calculated using a three-year average as set forth in the table below. The first line of the table shows the three-year historical enhancement rate averages for 2006. For the one program that offers no-acuity, one-year and lifetime acuity options, (1) deferred revenues from the sale of the one-year acuity plan are amortized over the first year and (2) deferred revenues from the sale of the lifetime program are amortized over seven years using the percentages in the first line of the table. Since the bulk of the deferral, $37.1 million, relates to lifetime warranty programs in excess of the one-year base offering, where a no-acuity offering is not available, we recognize these deferred revenues based on historical enhancement rate patterns beginning after the first anniversary of the patient’s surgical date. These amortization rates are set forth in the third line of the table.

Line	2006	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Total

1	Three year average	75%	13%	4%	3%	3%	2%	1%	100%
2	Years 2-7	0%	13%	4%	3%	3%	2%	1%	25%
3	Revised 2-7	0%	51%	15%	13%	11%	8%	3%	100%
We will revisit the actual enhancement activity each quarter and adjust our amortization schedules as needed.

3.	What will be the effect of eliminating separately priced extended warranties should the Company decide to do so?
In the future, we intend to eliminate or reduce the sale of separately priced extended warranties in favor of a pricing model in which lifetime acuity is included for all procedures performed. In this regard, our lifetime acuity program will no longer be separately priced and therefore the accounting for this program will no longer be governed by FASB Technical Bulletin 90-1. We will account for our obligation under the lifetime acuity program as a warranty obligation under the provisions of FASB Statement No. 5, “Accounting for Contingencies,” in which the costs expected to be incurred to satisfy the obligations are accrued at the time of sale since they can be reasonably estimated. We believe that we have sufficient historical experience to reasonably estimate such costs at the time of sale.
Using the amount of deferred revenue of $49,842,250 as of December 31, 2006 as a benchmark, had we fully eliminated the extended warranties at that time, the balances would have run-off as follows:

Mr. Jim B. Rosenberg
Securities and Exchange Commission

2007	$22,234,090
2008	$12,452,748
2009	$6,014,013
2010	$4,444,600
2011	$2,910,589
2012	$1,427,247
2013	$358,963
The above table does not include deferred revenue that was or will be generated after December 31, 2006 but is intended to demonstrate the run-off trend.
We also will increase our Accrued Enhancement Expense based on the number of expected enhancements multiplied by the expected cost for the enhancement. Consistent with the above, we no longer will defer professional fee expense into the future periods but instead will record it in the period paid.

4.	Has the Company considered the possible impact of the provisions of SAB 104 once the separately priced warranties have been eliminated?
We have considered the revenue recognition guidance contained in Staff Accounting Bulletin No. 104 (SAB 104). Paragraph 1 of SAB 104 states that “if a transaction is within the scope of specific authoritative literature that provides revenue recognition guidance, that literature should be applied.” SAB 104 references warranty obligations and states that such obligations should be accounted for in accordance with FAS 5. We believe that the lifetime acuity offering described above is within the scope of FAS 5 and should be accounted for as a warranty obligation as described above.

5.	Please provide the language describing the acuity plans.
Following are excerpts directly from our price sheets:
•	No Acuity Plan — three months of post-op exams. Enhancements are full price.

•	One-Year Acuity Plan — one year of unlimited post-op exams. Free enhancement for one year.

•	Lifetime Year Acuity Plan — one year of unlimited post-op exams. Free enhancement for life.
The acuity plans are documented in detail with a full description that is signed by all patients electing the one-year or lifetime plans. Both plans include provisions that the enhancements will be made based on decisions of the doctor and patient. In addition, the lifetime plan requires annual eye exams by the patient’s optometrist to keep the plan in force. There are further exclusions for patients that lose vision due to an accident involving trauma to the eye, patients with diseases that could result in the procedure being dangerous, those whose cornea is too thin, along with additional factors.
A full copy of the acuity plan is attached to this letter.

Mr. Jim B. Rosenberg
Securities and Exchange Commission

6.	Has the Company identified other businesses that offer similar warranty programs? How do they account for their plans?
While researching the appropriate accounting treatment for our separately priced extended warranties, we reviewed other publicly traded laser vision correction providers. Based on our review of two other companies, only one promotes a lifetime warranty program. This company’s warranty is included as a bundled offering and no revenue appears to be deferred.
Thank you for your prompt review of these responses. If you require any additional information, please do not hesitate to call me at 513-792-9292.
Very truly yours,
Alan H. Buckey
Executive Vice President, Finance
Chief Financial Officer
AHB/br
Attachment

Mr. Jim B. Rosenberg
Securities and Exchange Commission

Attachment
What is the Acuity Plan?
It is our statement of confidence in the long-term visual stability of laser vision correction and the excellent results we have achieved for nearly a decade. There is no more comprehensive program in our field. Almost every patient treated at a LasikPlus Vision Center will be eligible to participate in the LasikPlus Acuity Plan.
How does the Acuity Plan work?
The patient and the LasikPlus Vision Center medical team agree on the level of correction to be achieved, and which laser vision correction technique—such as, LASIK, PRK, hyperopic LASIK/PRK, monovision—will produce the best result for the patient. In those very few instances when the desired correction is not achieved in the initial procedure and the LasikPlus Vision Center medical team is confident that a second procedure is likely to improve the visual outcome, the patient will receive an enhancement at no cost.
Who is eligible for the Acuity Plan?
Nearly all LasikPlus Vision Center patients are eligible for the Acuity Plan. Only patients with the most extreme degrees of pathological myopia, hyperopia and astigmatism will not qualify. Eligibility for the LasikPlus Vision Center Acuity Plan will be established at the time of the initial evaluation at one of our facilities. Lifetime Acuity Plan patients just need to have an annual eye exam with any independent eyecare doctor to maintain eligibility.
Choose the Acuity Plan that’s right for you.
1 Year Acuity Plan — One year of unlimited post-op exams. Free enhancements for one year.
I understand that by choosing the 1 year Acuity Plan I will pay market price for an enhancement after my one year care.
Lifetime Acuity Plan — One year of unlimited post-op exams. Free enhancements for life.

Patient Name	ID#
Patient Signature
Witness	Date

Mr. Jim B. Rosenberg
Securities and Exchange Commission

COMMITMENT TO PATIENTS
If at any time during the life of the Acuity Plan selected, the patient’s vision drops below 20/40, or a comparable deterioration for patients who were not correctable to 20/20 at the time of treatment, that patient will be retreated at no additional cost, as long as the patient has met the requirements of the Acuity Plan. Any changes in vision must be documented by the patient’s personal doctor prior to their returning to the laser center for evaluation. The patient will be asked to provide a copy of this evaluation to the laser center at the time of their visit.
Retreatment must be related to myopic, hyperopic or astigmatic regression or refractive error caused by natural physiological changes. Reductions in visual acuity due to disease, accident or other unrelated permanent or temporary conditions are not eligible. Patients with a complicated surgical course also may be prevented from having further surgery. Presbyopia, the common condition requiring corrective reading glasses as one ages, at this time cannot be treated with a laser and is not covered by the Acuity Plan.
The decision of retreatment will be made between the treating LasikPlus Vision Center doctor and the patient.
Who can participate?
Patients treated at a LasikPlus Vision Center for correction of myopia, hyperopia and/or astigmatism.
How is eligibility established?
The patient must have been corrected to 20/40 or better unaided vision or to within three lines of targeted correction as a result of the initial procedure, including any enhancements, within the usual and customary course of treatment.
The patient must have followed a complete course of post-operative treatment as prescribed by the LasikPlus Vision Center doctor. The patient must have attended and completed all the post-operative follow-up visits as directed by their doctor.
The patient must have an annual eye exam by their independent eyecare professional, which must be documented for the Acuity Plan. Patients are recommended to keep their own file of their documented yearly exams.

Mr. Jim B. Rosenberg
Securities and Exchange Commission

What is the targeted visual outcome?
•	Less than 1.00 diopter of myopia or hyperopia, and

•	Less than 1.00 diopter of astigmatism, or

•	Legal driving vision of 20/40 unaided, or

•	Uncorrected vision within three lines of the patient’s pre-operative best corrected vision on the eye chart. Best corrected vision is defined as how well an individual can see with the assistance of corrective lenses. It is important to remember that the goal is not always achievable in every patient because of surgical ocular limitations or general health problems.
What patients are excluded?
•	Patients who fail to comply with the above rules and regulations.

•	Patients whose loss of vision is a result of an accident involving trauma to the eye.

•	Patients with diseases such as uncontrollable diabetes, active auto-immune and collagen vascular disorders.

•	Patients whose cornea is too thin as a result of previous surgery.

•	Patients whose vision is reduced due to irregular astigmatism.

•	Patients who had RK or ALK or other refractive surgery, prior to having Laser Vision Correction at a LasikPlus Vision Center facility.

•	Patients diagnosed with an ocular disease such as cataracts, glaucoma, diabetic retinopathy, retinal tear, detachment or degeneration.

•	Presbyopia requires corrective reading glasses and at this time cannot be treated with the laser. Presbyopia is excluded from the program. Adjustments of original monovision targeted outcome are excluded.
How will patients enter in the ACUITY PLAN?
Patients will be offered the option of participating in the plan at the time of payment collection.
Patients treated at a LasikPlus Vision Center will have the option for treatment of their residual refractive errors of 1.00 diopter or greater, so long as the LasikPlus Vision Center doctor agrees it is reasonably safe and medically appropriate.
For further details on the LasikPlus Vision Center Acuity Plan, please contact LasikPlus Vision Center at 1-800-988-5134, or visit our website at www.lasikplus.com.